

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2019

G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

> **Re: Genomic Health, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Form 8-K filed November 6, 2018**
> **Response dated February 4, 2019**
> **File No. 000-51541**

Dear Mr. Cole:

We have reviewed your February 8, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 26, 2018 letter.

Form 8-K filed November 6, 2018

Exhibit 99.1, page 1

1. We note your response to comment 1. Please provide a discussion of your consideration of question 100.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations and your rationale for inclusion of the adjustments related to your upfront and milestone payments to Biocartis in determining that they do not substitute individually-tailored income or expense recognition methods for those of GAAP.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining